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                   DYNAMICWEB AND eB2B COMMERCE, INC. EXECUTE
                           DEFINITIVE MERGER AGREEMENT

FAIRFIELD, NJ, December 2, 1999 -- DynamicWeb Enterprises, Inc. (OTC BB: DWEB), an Internet business-to-business e-commerce enabler, today announced that it had entered into a Definitive Merger Agreement with eB2B Commerce, Inc. (eB2B.com), a privately held company also engaged in business-to-business e-commerce. The Merger Agreement is consistent with the terms outlined in the Binding Letter Agreement the two companies entered into on November 10 and follows completion of due diligence by both parties. The merger is subject to certain closing conditions including shareholder approval of both companies.





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